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                            March 13, 2024

       Surendra Ajjarapu
       Chief Executive Officer
       AIRO Group, Inc.
       515 Madison Avenue, 8th Floor, Suite 8078
       New York, NY 10022

                                                        Re: AIRO Group, Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-4
                                                            Filed February 12,
2024
                                                            File No. 333-272402

       Dear Surendra Ajjarapu:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 8, 2023 letter.

       Amendment No. 4 to Registration Statement on Form S-4 filed February 12, 2024

       General

   1. We note your disclosure that Kernel intends to timely request a hearing before the Nasdaq
                                                        Hearings Panel. Please
update this disclosure in your next amendment.
 Surendra Ajjarapu
FirstName  LastNameSurendra Ajjarapu
AIRO Group,   Inc.
Comapany
March      NameAIRO Group, Inc.
       13, 2024
March2 13, 2024 Page 2
Page
FirstName LastName
2. We note your disclosure that the NTA Proposal would remove from Kernel s charter the requirement that Kernel will not consummate a business combination unless it has net tangible assets of at least $5,000,001 upon consummation thereof. We also note that the proposal is conditioned upon the approval of the Business Combination Proposal and your disclosure that Kernel believes it and the combined entity can rely on the Exchange Act
         Rule to avoid being treated as a penny stock. However, if the amount in the trust falls below $5,000,001 as a result of redemptions, Kernel would likely no longer meet the
         Nasdaq listing standards. At that point, it is possible that Kernel would become a penny stock. Please revise disclosure in your Questions and Answers section and elsewhere as appropriate to clearly discuss the impact that the trust falling below $5,000,001 would have upon Kernel's listing on Nasdaq and discuss the consideration given to this possibility in the Board of Directors' determination to propose to remove this provision from its charter. Please provide clear disclosure that removal of this provision could result in Kernel's securities falling within the definition of penny stock and clearly discuss the related risks to Kernel and its investors. In your discussion, please clarify whether the
         NTA Proposal is conditioned solely upon the approval of the business combination or the business combination's closing.
Risk Factors, page 37

3. Please revise your risk factors section to fully discuss the consequences and related risks to each of Kernel and the combined entity in the event that the NTA Proposal is adopted or is not adopted.
Earnout Shares, page 125

4. We note your disclosure on page 126, and your responses to comment 1 to our letter dated
         December 8, 2023 and prior comment 1 to our letter dated August 16, 2023 where you indicate that the earnouts to the equity holders of AIRO Group Holdings, Inc., including the Sponsor earnouts, are expected to be treated as a deemed dividend. Please respond to the following:

                Provide a thorough analysis regarding how you concluded the Sponsor earnouts were not subject to the guidance in ASC 718. As part of your response, tell us whether any of the Sponsors will be employees or play any role in the combined company after the closing of the business combination. If so, describe the role the Sponsor may play and confirm that none of the Sponsor earnouts are subject to any other contingency or forfeiture provision beyond the revenue target.

                Explain the relevant accounting literature you considered in concluding the Sponsor earnouts should be treated as deemed dividend, particularly in light of the fact that they were only some of the original shareholders of the
acquired    company for
              financial statement purposes that received the earnouts. As part of your response, explain any literature that you considered but may have ultimately rejected as part of
 Surendra Ajjarapu
AIRO Group, Inc.
March 13, 2024
Page 3
              your analysis.

                Explain whether the Sponsor will receive the Sponsor earnout shares if the revenue targets are met, but the Sponsor no longer holds the AIRO Group Holdings, Inc.
              shares at the time the target is achieved.

                Explain the business purpose for the Sponsor earnouts and why they were only granted to some of the SPAC shareholders. As part of your response, explain how each of the earnouts was negotiated and how the number of shares and revenue triggers were ultimately determined.

                Given the terms of the earnout provisions have changed several times since their original issuance, clarify if any the other financial or economic terms were changed in connection with the business combination agreement. In this regard, we note that the revenue targets have been significantly lowered in the current amendment, the
              EBITDA targets have been eliminated, and the number of shares to be received under each revenue earnout target has been significantly increased. AIRO Group Holdings, Inc. - Audited Financial Statements
2. Business Combinations (Restated), page F-109

5. We note your responses to comments 2 and 3 and the related revisions to your filing.
         Please address the following comments:

                Pursuant to ASC 805-10-25-4 and ASC 805-10-55-10 through -15, tell us in
              sufficient detail how you determined Airo Group Holdings, Inc. ("Holdings")
              represented the accounting acquirer in the Jaunt Air Mobility LLC ("Jaunt") acquisition. In doing so, tell us whether Holdings was a shell at the March
              10, 2022 acquisition date and the reasons for your determination. Address each of the relevant factors described in ASC 805-10-55-12 through -13. Notwithstanding the preceding, also tell us how you determined the 5.3 million shares issued by Holdings had a value of $135 million given the size of Holdings as of the acquisition date.

            We note that you accounted for the April 1, 2022 Aspen Avionics ("Aspen") and
          Holdings merger as a reverse acquisition with Aspen determined to be the accounting acquirer. Explain how your determination of the fair value of the purchase
FirstName LastNameSurendra    Ajjarapuand applied the guidance in ASC
805-40-30-2 and ASC
          consideration contemplated
Comapany 805-40-55-9
          NameAIRO Group,
                       throughInc.
                                55-10. In doing so, tell us the percentage of
equity interests that
          Holdings
March 13, 2024 Pageretained
                     3       after exchanging its common shares with Aspen.
FirstName LastName
 Surendra Ajjarapu
FirstName  LastNameSurendra Ajjarapu
AIRO Group,   Inc.
Comapany
March      NameAIRO Group, Inc.
       13, 2024
March4 13, 2024 Page 4
Page
FirstName LastName
6.       We note your response to comment 3 and your disclosure on page F-112
that    in the
         absence of a public trading market for the common stock, the Company exercised its reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of fair value of the equity issued in the merger transactions on their respective acquisition dates. These factors included historical and projected operating and financial performance, the valuation of comparable companies, the industry outlook, the likelihood and timing of achieving a liquidity event, and the U.S. and global economic
         and capital market conditions and outlook.    Please address the
following comments
         related to the valuation of your common stock:

                For the acquisitions of Jaunt, Sky-Watch A/S, Aspen, and Coastal Defense, Inc.,
              clarify whether the fair value of the common stock issued as consideration was calculated at each specific acquisition date and whether the fair value was determined based upon the future value of the combined merger entities.

                Explain in sufficient detail the methodologies and key inputs and assumptions used in the valuations of your common stock. In doing so, tell us if you utilized both the
              income and market approaches in your valuations. If so, clarify how you weighted the
              results and, if not, explain why you determined application of a second approach was
              unnecessary. Ensure you discuss how you determined key
assumptions, including,
              but not necessarily limited to, discount rates, terminal values, event probabilities,
              market multiples, and revenue and income projections. Clarify if the revenue and
              income projections utilized were consistent with or directionally mirrored the
              financial projections disclosed on page 97. If your valuations resulted in a range of
              possible values, tell us how you determined the final amounts.
 Surendra Ajjarapu
FirstName  LastNameSurendra Ajjarapu
AIRO Group,   Inc.
Comapany
March      NameAIRO Group, Inc.
       13, 2024
March5 13, 2024 Page 5
Page
FirstName LastName
       Please contact Dale Welcome at 202-551-3865 or Andrew Blume at 202-551-3254 if you
have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Jay Ingram at 202-551-3397 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:      Kate Bechen